Exhibit 1

February 19, 2009

The Philippine Stock Exchange
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Atty. Pete M. Malabanan Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT raises P5 billion for capex financing”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

February 19, 2009

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT raises P5 billion for capex financing”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	February 19, 2009

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. _____________ (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City	1200
Address of principal office		Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “PLDT raises P5 billion for capex financing”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: February 19, 2009

Exhibit 1

PRESS RELEASE

PLDT raises P5 billion for capex financing

MANILA, Philippines, February 18, 2009 – The Philippine Long Distance Telephone Co. (“PLDT”) today executed a Notes Facility Agreement for 5-year, 7-year and 10-year Fixed Rate Notes (“FXN”) with an aggregate amount of P5 billion arranged by First Metro Investment Corporation (“FMIC”), the investment banking arm of the Metrobank Group.  Due to strong demand from investors, PLDT decided to raise the issue amount to P5 billion from the original target of P3 billion. The 17 participating Lenders were a mix of leading insurance companies, large local commercial, trust and savings banks, and retirement and provident funds.  Proceeds from the facility will be used to finance capital expenditures.

FMIC President Francisco C. Sebastian said: “The FXNs oversubscription is a testament to the strength of the PLDT name. Amidst these very challenging times and as flight to quality remains to be an investor’s utmost concern, this PLDT deal which raised P5 billion in record time is a success by any measure. The mix of participating lenders, and the fact that we saw equally strong interest in the longer tenor with 10-year maturity comparable to the shorter tenors, affirms high investor confidence in PLDT’s future prospects,” Sebastian said. He further added, “First Metro is honoured to be PLDT’s partner, being the sole arranger for this landmark deal.”

PLDT Chairman Manuel V. Pangilinan who was present at the signing said: “We are pleased that there was an enthusiastic response to our fixed rate notes issue, despite the global credit tightening and an increased demand for local funds to serve the requirements of other Philippine corporates. Because of the strong level of interest from investors, the issue size was increased from P3 billion to P5 billion. We are equally pleased that the peso debt market is proving to be a reliable funding source for the PLDT Group during this period, as evidenced by this issue as well as the equally successful P5 billion notes issue of our subsidiary, Smart Communications, Inc., last December 2008. We would like to thank FMIC for arranging this facility, as well as all the participants for their confidence in PLDT.”

XXX

Exhibit 1

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:

Ramon R. Isberto	Horace A. Lavides
PLDT Spokesperson Tel. No.: +63 2 5113101 Fax No.: +63 2 5113100	PLDT Senior Manager Tel. No.: +63 2 8168684 Email: halavides@pldt.com.ph

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: February 19, 2009